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October 8, 2021

VIA EDGAR AND ACCELLION/KITEWORKS

SECURE FILE TRANSFER SYSTEM

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

        Laura Crotty

        Jenn Do

        Mary Mast

Re:	Sonendo, Inc.
Amendment No. 1 to the Draft Registration Statement on Form S-1
Submitted September 17, 2021
CIK No. 0001407973

Ladies:

On behalf of Sonendo, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 30, 2021, relating to the Company’s above referenced confidential Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted on September 17, 2021 (the “Amendment No. 1”). We are submitting this letter via EDGAR and have publicly filed a Registration Statement on Form S-1 (the “Registration Statement”), which has been revised to address the Staff’s comments.

The bold and numbered paragraphs below correspond to the numbered paragraphs in the letter from the Staff and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, through the Commission’s Accellion/KiteWorks secure file transfer system, copies of this letter and a copy of the Registration Statement marked to show all changes from Amendment No. 1 confidentially submitted on September 17, 2021. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 8, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Company, page 1

1.

We note your response to our prior comment 2 and the new disclosure that you plan to fully commercialize CleanFlow PI in 2022. Please further expand your disclosure to discuss the type of clearance received by the FDA for CleanFlow PI.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 90, 115 and 123 of the Registration Statement.

Results of Operations, page 93

2.

We have read your revision related to comment 10 in our letter dated September 8, 2021 on pages 94 and 96, which revisions address only the discussion of changes in gross margin. ASC 280-10-50-22 requires use of a single profit or loss measure. As it appears the primary profit or loss measure used by the chief operating decision maker is income (loss) from operations, please revise your disclosure in Note 12 on page F-39 to clarify. Please further revise pages 94 and 96 to provide a discussion of the changes in income (loss) from operations for the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 95, 97 and F-39 of the Registration Statement.

Intellectual Property, page 130

3.

We note your response to our prior comment 16 and the revised disclosure on page 130. Please further revise your disclosure to provide the expiration years for each material patent or patent family on an individual basis, rather than providing a range of expiration years for the entire portfolio.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Registration Statement.

* * *

October 8, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ B. Shayne Kennedy
B. Shayne Kennedy of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Bjarne Bergheim , Chief Executive Officer, Sonendo, Inc.

Jacqueline Collins, General Counsel, Sonendo, Inc.

Ilir Mujalovic, Shearman & Sterling LLP